Exhibit 99.1

PRESS RELEASE
Ctrip.com Announces ADS Ratio Change
Shanghai, China — January 8, 2010 — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider for hotel accommodations, airline tickets and packaged tours in China, today announced that it will change the ratio of its American depositary shares (“ADSs”) to ordinary shares from two (2) ADSs representing one (1) ordinary share to four (4) ADSs representing one (1) ordinary share, effective on January 20, 2010.
Ctrip’s ADS holders as of January 19, 2010 will receive one additional ADS for every one ADS held at the close of business on January 20, 2010. The effect on the ADS price will take place on January 21, 2010.
For Ctrip’s ADS holders, this ratio change will have the same effect as a two-for-one ADS split. There will be no change to Ctrip’s underlying ordinary shares. Furthermore, no action is required by ADS holders to effect the ratio change.
About Ctrip.com International, Ltd.
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip also sells packaged tours that include transportation and accommodations, as well as guided tours in some instances. Ctrip targets primarily business and leisure travelers in China. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” and “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a reoccurrence of slow-down of economic growth in China and the worldwide recession, declines or disruptions in the travel industry, volatility in the trading price of

Exhibit 99.1
Ctrip’s ADSs, Ctrip’s reliance on the relationships with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, risks associated with any strategic investments or acquisitions, risks related to health epidemics, such as outbreaks of H1N1 flu (swine flu), SARs or avian flu, that may materially disrupt the travel industry, risks and uncertainties associated with PRC laws and regulations governing internet content providers and affecting Ctrip’s business in China, Ctrip’s failure to prevent others from using its intellectual property, Ctrip’s failure to successfully manage current growth and potential future growth, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of January 8, 2010, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information:
Lin Zhang
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12920
Email: z_lin@ctrip.com
June Zhu
Ctrip.com International, Ltd.
Tel: (+86) 21 3406 4880 X 12258
Email: jun_zhu@ctrip.com